FORM 6-K



                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                NOVEMBER                          2004
                                -----------------------        -----------
Commission File Number          000-23464
                                -----------------------        -----------

                               Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                          Form 40-F            X
                                ----------------                ---------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No        X
                   ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


                                DOCUMENT INDEX
                                --------------

     Document                                                                Page No.
     --------                                                                --------

        1.           News Release dated November 16, 2004 ("CORRS CHAMBERS
                     WESTGARTH MIGRATES 1,000 SEATS OF DOCS OPEN(R) TO           4
                     HUMMINGBIRD ENTERPRISE(TM)")

        2.           News Release dated November 22, 2004 ("LONDON FIRE AND
                     EMERGENCY PLANNING 7 AUTHORITY SELECTS HUMMMINGBIRD TO      7
                     MEET REGULATORY DEMANDS")

        3.           News Release dated November 22, 2004 ("HUMMINGBIRD         11
                     ANNOUNCES SHARE BUY-BACK PROGRAM")

        4.           News Release dated November 30, 2004 ("HUMMINGBIRD
                     ENTERPRISE(TM) SOLUTIONS FOR 14 NATIONAL SECURITY -        14
                     THE RIGHT INFORMATION AT THE RIGHT TIME")

                                                                     Document 1

Hummingbird [Graphic Omitted]

         Corrs Chambers Westgarth Migrates 1,000 Seats of DOCS Open(R)
                         to Hummingbird Enterprise(TM)

Australian law firm successfully consolidates multiple document libraries into one centralized repository to bring together four million documents to a single national system

Toronto - November 16, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Corrs Chambers Westgarth, one of Australia's leading law firms, has successfully migrated 1,000 seats from the two-tier client/server environment of DOCS Open(R), to the multi-tier architecture of Hummingbird Enterprise(TM). The new system will relocate up to four million documents that formerly resided in separate state-based repositories to a single, centralized environment.

With offices spread across five states, Corrs Chambers Westgarth is recognized as one of Australia's most innovative law firms. The new centralized document management system is customized to let the solicitors work the way they want to work. By providing them with a matter-centric view of all documents, rather than the previous author-based method classified according to the solicitor managing the case, the solicitors will be better able to track all matters relating to each client, and all documents relating to each matter. Corrs customized the deployment to sort client folders alphabetically by client codes, matter numbers and matter names making it easier for the solicitors to browse through the repository.

The Hummingbird Enterprise Document Management (DM) system is designed to seamlessly integrate with the law firm's two other core systems - the practice management program and the Lotus Notes e-mail system. As a result, solicitors can search the matter folders for all related documents, e-mail correspondence and attachments. Each solicitor has their own "My Matters" folder. Complete matters can be assigned to an individual's "My Matters" folder using drag and drop. The integration with the practice management system means newly created matter details are available within the DM system almost immediately, allowing new matter documents to be correctly profiled.

"After considering the top document management vendors, we decided to stay with Hummingbird. It made perfect sense because we were already using the earlier version of its document management system," said Vic Wotherspoon, CIO, Corrs Chambers Westgarth. "By upgrading to Hummingbird Enterprise, we could deploy our new national system, integrate our existing applications including our Notes e-mail software, and most importantly, we can utilize the old DOCS Open repositories, which has allowed us to move to a national system without doing major migration of our state-based repositories. We are very pleased that we were able to complete the project in a short period of time, with minimal disruption to the users."

"We found the DM software was exceptionally easy to customize. Since so much of our communication with clients is through e-mail, a key benefit is being able to store all e-mails relevant to a particular matter in our DM system. With our new client and matter-centric view, our attorneys can now keep better track of all matters relating to a client, which contributes to better client service," Wotherspoon added.

"An increasing number of our existing customers are migrating to Hummingbird Enterprise with extremely successful results," said Andrew Pery, chief marketing officer, senior vice president, Hummingbird Ltd. "Hummingbird Enterprise is very well suited for centralized deployments. Corrs Chambers Westgarth will benefit from the simplified infrastructure, reduced IT costs and improved security and management of libraries. Their centralized library solution will no doubt result in improved collaboration between fee-earners and clients."

About Corrs Chambers Westgarth
Corrs Chambers Westgarth is one of Australia's leading law firms. They have a strong history spanning over 150 years and continue to be recognized as one of Australia's most innovative law firms. Corrs advises leading corporate, commercial, financial institutions and government clients across a range of practice areas. It is a fully integrated national law firm with offices in Sydney, Melbourne, Brisbane, Gold Coast, Perth and Canberra, focusing in the Asia Pacific Region.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:
Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Manager, Corporate Relations
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com

Hummingbird Australia Contacts:
Natasha David                               Tony Hughes
Alliance and Marketing Manager              Managing Director
Tel: 61 2 9409 2221                         Tel: 61 2 9409 2205
natasha.david@hummingbird.com               tony.hughes@hummingbird.com

                                                                     Document 2

Hummingbird [Graphic Omitted]

             London Fire and Emergency Planning Authority Selects
                    Hummingbird to Meet Regulatory Demands

 Hummingbird electronic document and records management solution will enable
       Authority to comply with UK government standards and legislation

Toronto - November 22, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that the London Fire and Emergency Planning Authority (LFEPA) has selected Hummingbird Enterprise(TM) to help manage its electronic documents more effectively and assist with the compliance requirements of the Data Protection Act, Freedom of Information Act and changes to fire safety legislation (the Regulatory Reform Order). The secure document and records management system will ensure tighter controls and easier access to information through a more reliable form of electronic document and record keeping.

As is common with many organizations in the UK public sector, LFEPA had to review internal policies and procedures to ensure compliance with the Freedom of Information Act. Part of this process involved working with Knowhow Consulting to develop a business case demonstrating the benefits of using an electronic document and records management system to manage information across the organization.

Knowhow recommended the Hummingbird Enterprise suite of technologies, including Hummingbird Enterprise DM (Document Management), RM (Records Management) and Workflow, due to its rich functionality and best fit with LFEPA's business requirements to manage the storage and control of both electronic and hard copy documents.

Hummingbird Enterprise will enable LFEPA to reduce the time spent identifying, locating, retrieving and managing documents, allowing staff to concentrate on service delivery to the public rather than on administrative tasks. Having a central information storage repository will avoid the unnecessary duplication of the same document and will make sure that all users have access to reliable, up-to-date information.

The Hummingbird system will also enable LFEPA to avoid costs in physical data storage requirements, with provision in place to scan incoming post and other hard copy material, making it easier to retrieve and share the information and allow the authority to re-deploy valuable space at its head office on Albert Embankment in the London borough of Lambeth.

Hummingbird Enterprise will be introduced over the next few years and should be fully in place by April 2008. When the new fire safety rules come into place via the Regulatory Reform Order, LFEPA will triple the number of premises under its remit, putting an even greater strain on administrative resources; roll-out of Hummingbird Enterprise will be timed to support the new law.

LFEPA runs the London Fire Brigade and is responsible for 112 fire stations across London employing 6,000 operational firefighters, and some 2,000 staff in administrative posts to support station activities and community initiatives.

"In line with the Data Protection Act, we need to ensure that all employee information is correctly stored and controlled," said David Wyatt, head of information management at LFEPA. "For example, certain types of documents on a personnel file must be removed after a certain period of time. Using Hummingbird technology we are now able to set controls on such information, to make sure it is being deleted or recorded as necessary."

"Under the Freedom of Information Act we will - in January 2005 - be required to make requested information available to the public, subject to certain limited exemptions. By the end of our four year project Hummingbird Enterprise will help us to find information to meet requests and identify which documents have information that can be made available to the public, ensuring that confidential or exempt information is not released. This will give us much tighter and more efficient controls on the management of information and enable us to provide information efficiently when requested," added Wyatt.

"The UK fire and rescue service is under increasing pressure to deliver accurate and timely information to front-line operational staff and the public," said Tony Heywood, senior vice president, EMEA, Hummingbird Ltd. "This makes it all the more important for the fire and rescue service to make sure it has the proper processes in place to manage both structured and unstructured data."

The Hummingbird Enterprise system will be rolled out in LFEPA office locations over the next four years, and will become fully integrated with other Authority business systems including fire safety, HR and legal.

About LFEPA
The London Fire and Emergency Planning Authority runs London's fire and rescue service (the "London Fire Brigade"). LFEPA employs about 7,000 people of which about 6,000 are operational firefighters and officers. LFEPA protects some 620 square miles in Greater London from 112 fire stations. Each year LFEPA handles around 300,000 emergency (999) calls. In 2003/04 the London Fire Brigade attended some 182,000 emergency incidents including 57,000 fires, 48,000 special services including road traffic accidents and some 77,000 false alarms.

About Knowhow Consulting Limited
Knowhow Consulting is a software consultancy that is a long-standing partner of Hummingbird. We have extensive experience in implementing Hummingbird and other related technologies to deliver advanced, integrated solutions to business problems. Our approach is not just to implement technologies, but to reduce risk and bring about the changes within the organisation that are needed to gain maximum advantage and tangible benefits from them. Our proven methodology is designed to ensure customers see a significant return on investment from the implementation of these enterprise applications. For more information, visit http://www.knowhowconsulting.co.uk.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

Hummingbird UK Contacts:
Kate Francis or Jo Jamieson
Berkeley Public Relations
Tel: 0118 988 2992
Email: kate.francis@berkeleypr.co.uk

                                                                     Document 3

Hummingbird [Graphic Omitted]

                 Hummingbird Announces Share Buy-Back Program

Toronto, Canada - November 22, 2004 -- Hummingbird Ltd. (TSX: HUM, NASDAQ:
HUMC), an industry-leading enterprise software vendor, gave notice today that it intends to make a normal course issuer bid for its common shares through the facilities of The Toronto Stock Exchange ("TSX") and NASDAQ. As at the close of business on November 12, 2004, 17,449,945 common shares of the Corporation were issued and outstanding.

The Corporation intends to purchase for cancellation, if it considers it advisable to do so, up to a maximum of 1,500,000 common shares, being 9.8% of the Corporation's "public float. The price at which the Corporation will purchase such shares will be the market price at the time of any particular transaction.

The bid will commence on November 24, 2004, and terminate on November 23, 2005, unless the maximum number of shares purchasable thereunder has been acquired before that time. During the twelve months preceding the date of this bid, the Corporation has acquired 215,300 of its common shares with a weighted average price of Cdn.$29.29 pursuant to a normal course issuer bid.

The Corporation has a strong cash position and cash flows and believes that its shares are undervalued. The bid is being made because the directors of the Corporation believe that the purchase and cancellation of the common shares constitutes a good use of the Corporation's funds and that the Corporation and its shareholders will benefit from such acquisitions.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts
Inder Duggal                             Michele Stevenson
Chief Financial Officer                  Corporate Communications Manager
Hummingbird Ltd.                         Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205              Tel: 416 496-2200 ext. 2263
ax: 416 496-2207                         Fax: 416 496-2207
inder.duggal@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 4

Hummingbird [Graphic Omitted]

         Hummingbird Enterprise(TM) Solutions for National Security -
                    The Right Information at the Right Time

Hummingbird's comprehensive, integrated solution provides the foundation for security planning and prevention strategy analysis

Toronto - November 30, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the availability of Hummingbird Enterprise(TM) solutions for national security organizations. The tightly integrated suite of technologies provides the necessary tools to gather, manage, secure, access, analyze and distribute the right information in the right place at the right time.

"Creating unified access to large amounts of data and then transforming it into accurate, consistent and timely information is a critical element for making quick, informed decisions," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "The Hummingbird Enterprise integrated suite establishes the foundation for security planning and prevention strategy analysis to address the security intelligence requirements of first responders and decision makers in the field."

Organizations responsible for national security programs and initiatives are often required to access and consolidate information gathered from disparate systems throughout the various federal, state and local government agencies. First responders from law enforcement agencies; emergency communications centers; transportation and public works; emergency medical services; public health; disaster management; and other security specialists need effective tools to quickly bring these information sources together to provide citizen safety and security.

Hummingbird Enterprise technologies create a unified enterprise content repository that will offer first responders and security specialists a single access point to the diverse set of information they require to do their job, providing them with complete insight into all information, facts and analysis they need to make mission-critical decisions. Hummingbird offers solutions for national security initiatives that address data integration from various structured data sources such as databases, ERP systems and external information systems; geographical information systems integration; records and e-mail management; and mobile access to information.

Hummingbird's comprehensive, integrated and secure solution consists of document management, data integration, knowledge management, collaboration, record management, and reporting. Solution highlights include:

o Hummingbird Enterprise(TM) Content Integration creates a unified enterprise content management repository, bridging the gap between disparate structured data and unstructured content repositories. First responders will have ubiquitous access to all data and content stored across the various organizations and agencies - a critical requirement for making quick, informed decisions.

o Hummingbird BI(TM), Hummingbird's business intelligence and reporting tools, can access the valuable data and content and provides the tools that analysts, planners and responders need to get useful answers from the raw data.

o Hummingbird Enterprise(TM) for ESRI enables national security organizations to leverage security intelligence through a map interface, to plan and respond. Information being compiled by the various agencies and groups is often associated with a geospatial location, such as airports, power plants and government buildings. Hummingbird's integration to geographical information systems provides a bridge from a point on a map to the information in the warehouse associated with that point, enabling a simple, yet powerful way to leverage the intelligence stored in both systems.

o Hummingbird Enterprise(TM) E-mail Management. For audit purposes, the communication of security intelligence must also be managed. Hummingbird E-mail Management will enable government agencies to secure, manage, store and archive e-mails relevant to national security issues in the unified enterprise content management repository. Hummingbird Enterprise is integrated with all the major e-mail systems such as Microsoft(R) Outlook, Novell GroupWise and Lotus Notes.

o Hummingbird Enterprise(TM) Mobility will enable first responders to stay connected with access to security intelligence anytime, from anywhere, and on any device. Hummingbird Enterprise Mobility also offers `actionable mobility' to allow users the ability to respond to issues and resolve them while at remote locations. First responders in the field will have secure, interactive access to national security content such as documents, reports and e-mail, when and where they need it.


Hummingbird will be demonstrating the Hummingbird Enterprise solutions for national security organizations at the E-Gov Institute Homeland Security Conference at the Ronald Reagan Building in Washington, DC, on December 1st, at Hummingbird Booth #609.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
Inder Duggal                                   Michele Stevenson
Chief Financial Officer                        Manager, Corporate Communications
Hummingbird Ltd.                               Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                    Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com                   michele.stevenson@hummingbird.com

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           Hummingbird Ltd.
                                             ----------------------------------
                                                           (Registrant)


Date:  December 1, 2004              By:     /s/ Inder P.S. Duggal
       -------------------------             ----------------------------------
                                                           (Signature)

                                                  Inder P.S. Duggal
                                                  Chief Financial Officer and
                                                  Chief Controller